UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NuPathe Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059M100

(CUSIP Number)

Brian J. Sisko, Senior Vice President & General Counsel Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087 (610) 293-0600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS: Safeguard Scientifics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 49,698
	8	SHARED VOTING POWER: 2,651,128(1)(2)
	9	SOLE DISPOSITIVE POWER: 49,698
	10	SHARED DISPOSITIVE POWER: 2,651,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,700,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.2%(3)
14	TYPE OF REPORTING PERSON: CO

(1)

Excludes 2,500,000 shares of Common Stock that may be acquired upon conversion of 2,500 shares of Series A Preferred Stock. Prior to conversion to Common Stock, such shares of Series A Preferred Stock would entitle the holder to 1,152,500 votes. Further excludes 2,500,000 shares of Common Stock that may be acquired upon the exercise of Warrants (as defined in Item 4 of this Schedule 13D). Safeguard Delaware, Inc. (“SDI”) will be entitled to receive the shares of Series A Preferred Stock and the Warrants upon the closing of the Private Placement described in Item 4 of this Schedule 13D; the Reporting Persons will not obtain beneficial ownership of such shares of Series A Preferred Stock and Warrants until the closing of the Private Placement.

(2)

Excludes voting rights associated with 11,500 shares of Series A Preferred Stock, which would be convertible into 11,500,000 shares of Common Stock. Prior to their conversion to Common Stock, such shares of Series A Preferred Stock would entitle the holders thereof to 5,301,500 votes. Upon the closing of the Private Placement, SDI expects to be granted proxies by the holders of those shares of Series A Preferred Stock to vote in favor of up to two persons designated by SDI to serve on the Board of Directors. Such voting proxies will be limited to voting for SDI’s designees for directors and will not entitle the proxyholder to any other voting rights on behalf of the covered shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed.

(3)

All ownership percentages reported herein are based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS: Safeguard Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,651,128(1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,651,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,651,128
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.9%(3)
14	TYPE OF REPORTING PERSON: CO

(1)

Excludes 2,500,000 shares of Common Stock that may be acquired upon conversion of 2,500 shares of Series A Preferred Stock. Prior to conversion to Common Stock, such shares of Series A Preferred Stock would entitle the holder to 1,152,500 votes. Further excludes 2,500,000 shares of Common Stock that may be acquired upon the exercise of Warrants (as defined in Item 4 of this Schedule 13D). Safeguard Delaware, Inc. will be entitled to receive the shares of Series A Preferred Stock and the Warrants upon the closing of the Private Placement described in Item 4 of this Schedule 13D; the Reporting Persons will not obtain beneficial ownership of such shares of Series A Preferred Stock and Warrants until the closing of the Private Placement.

(2)

Excludes voting rights associated with 11,500 shares of Series A Preferred Stock, which would be convertible into 11,500,000 shares of Common Stock. Prior to their conversion to Common Stock, such shares of Series A Preferred Stock would entitle the holders thereof to 5,301,500 votes. Upon the closing of the Private Placement, SDI expects to be granted proxies by the holders of those shares of Series A Preferred Stock to vote in favor of up to two persons designated by SDI to serve on the Board of Directors. Such voting proxies will be limited to voting for SDI’s designees for directors and will not entitle the proxyholder to any other voting rights on behalf of the covered shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed.

(3)

All ownership percentages reported herein are based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012 as disclosed by the Issuer in the Purchase Agreement (as such term is defined in Item 3 of this Schedule 13D).

CUSIP No. 67059M100

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of NuPathe Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 227 Washington Street, Suite 200, Conshohocken, PA 19428.

Item 2. Identity and Background.

(a) – (c) This statement is being filed by Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”) and Safeguard Delaware, Inc., a Delaware corporation (“SDI” and together with Safeguard, the “Reporting Persons”). SDI is a wholly owned subsidiary of Safeguard. All shares of Common Stock and warrants to acquire Common Stock of the Issuer reported herein are held by SDI. Safeguard, as the sole stockholder of SDI, has shared voting and dispositive power over the securities owned by SDI. Safeguard is also the beneficial owner, and may be deemed to have sole voting or dispositive powers, with respect to the shares underlying stock options held by Gary J. Kurtzman, an employee of Safeguard and a director of the Issuer. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II and III is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.

(d) and (e) During the past five years, no Reporting Person and, to the best of each Reporting Person’s knowledge, no person named in Schedules II or III to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) As indicated on Schedules II and III hereto, all persons listed thereon are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) dated September 25, 2012 by and among the Issuer, SDI and the other equity purchasers party thereto, SDI agreed to purchase $5 million of units (“Units”) from the Issuer, each such Unit consisting of one one−thousandth (1/1,000) of a share of Series A Preferred Stock and one Warrant (as such term is defined in Item 4 below) to acquire one share of Common Stock. SDI will pay the $5 million purchase price upon the closing of the Private Placement (as such term is defined in Item 4 below). The funds to be used for the purchase of Units will come from the general working capital of Safeguard.

Prior to entry into the Purchase Agreement, the Reporting Persons’ beneficial ownership of Common Stock was reported on Schedule 13G, Amendment No. 1 to which was filed on January 6, 2012.

Item 4. Purpose of Transaction.

(a) Securities Purchase Agreement

On September 25, 2012, SDI, the Issuer and other parties unrelated to SDI (together with SDI, the “Purchasers” and each, a “Purchaser”) entered into the Purchase Agreement pursuant to which the Issuer agreed to sell to the Purchasers Units for an aggregate purchase price of $28.0 million (the “Private Placement”). The per Unit purchase price for the Units will be $2.00, and each Unit will consist of one one-thousandth (1/1,000) of a share of the Company’s to-be designated Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and a warrant (the “Warrants”) to purchase one share of the Issuer’s Common Stock. As a result, upon the closing of the Private Placement, SDI would acquire 2,500,000 Units, consisting of 2,500 shares of Series A Preferred Stock and 2,500,000 Warrants. Such shares of Series A Preferred Stock will entitle SDI to 1,152,500 votes.

CUSIP No. 67059M100

The Purchase Agreement contains representations, warranties and covenants of the Issuer and the Purchasers, including, among others, indemnification obligations of the Issuer for the benefit of the Purchasers. The closing of the Private Placement is subject to the Issuer’s obtaining a financial viability exception from obtaining stockholder approval under Rules 5635(f) of the NASDAQ Stock Market Rules, or, if the Issuer fails to obtain such exception, obtaining approval by holders representing a majority of votes cast on the Private Placement as required under Rule 5635(d) of the NASDAQ Stock Market Rules. In addition to obtaining the financial viability exception or stockholder approval, the closing of the Private Placement is subject to certain specified conditions, each of which may be waived by Quaker Bioventures II, L.P.(“Quaker”) and SDI (the “Lead Purchasers”), including, among others:

•	that there has not occurred any event which would reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement) on the Issuer;

•	that the Issuer has filed the Certificate of Designation (as defined below);

•

that the Common Stock is authorized for quotation and listed on the Nasdaq Global Market and trading in the Common Stock (or on the Nasdaq Global Market generally) has not been suspended by the Securities and Exchange Commission (the “SEC”) or the Nasdaq Global Market;

•	that the aggregate investment amount under the Purchase Agreement is at least equal to $27 million;

•

that the Third Loan Modification Agreement between the Issuer, Silicon Valley Bank and MidCap Funding III, LLC, dated September 25, 2012, remains in full force and effect and has not been modified, amended or rescinded;

•

that Silicon Valley Bank and MidCap Funding III, LLC, or another lender approved by the Lead Purchasers, have (i) consented to the transactions contemplated by the Purchase Agreement, and (ii) confirmed that no default or event of default has occurred with respect to the Issuer’s indebtedness to such parties;

•	the number of members of the Issuer’s board of directors (the “Board of Directors”) being fixed at eight; and

•	one designee to be named by Quaker and two designees to be named by SDI being appointed to the Board of Directors.

Assuming receipt of the financial viability exception or stockholder approval and the satisfaction of the other closing conditions, the Issuer anticipates that the Private Placement will close one trading day after satisfaction of the closing conditions. The Purchase Agreement will terminate if the closing has not occurred by December 31, 2012.

Pursuant to the Purchase Agreement, the Issuer is required to prepare and file with the SEC a registration statement covering the resale of 125% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants purchased by the Purchasers and any other shares of Common Stock held by the Purchasers as of the date of the Purchase Agreement. The Company is required to file such registration statement within 20 days after the closing of the Private Placement and to use commercially reasonable efforts to cause such registration statement to be declared effective within 105 days of the closing and to remain effective during the periods specified in the Purchase Agreement. If the Issuer breaches its obligations to have the registration statement declared effective or remain effective, then the Issuer will be obligated to pay to the Purchasers liquidated damages in certain circumstances. Such liquidated damages are capped at 10% of the Registrable Securities’ Value (as defined in the Purchase Agreement).

CUSIP No. 67059M100

The foregoing is a summary description of certain terms of the Purchase Agreement and, by its nature, is incomplete. A copy of the Purchase Agreement was filed with the SEC on September 26, 2012 as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference. All readers are encouraged to read the entire text of the Purchase Agreement.

Series A Preferred Stock

The terms, rights and privileges of the Series A Preferred Stock will be set forth in the Certificate of Powers, Designations, Preferences Rights and Qualifications, Limitations or Restrictions of Series A Preferred Stock (the “Certificate of Designation”), to be filed by the Issuer with the Delaware Secretary of State.

The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate per annum of 8% of $2.00 per 1/1,000 of a share of Series A Preferred Stock (which rate shall increase to 12% if the Issuer has not obtained approval by the United States Food and Drug Administration (the “FDA”) of the Issuer’s NP101 product on or before June 30, 2013). Upon the liquidation, sale or merger of the Issuer, each holder of Series A Preferred Stock is entitled to receive for each 1/1,000 of a share owned by such holder an amount equal to the greater of (i) $2.00, plus all accrued but unpaid dividends and interest, and (ii) the amount such holder would have received if such 1/1,000 of a share had been converted to Common Stock immediately prior to such event.

The holders of the Series A Preferred Stock are entitled to vote as a single class with the holders of the Common Stock, with each 1/1,000 of a share of Series A Preferred Stock having the right to 0.461 votes. The holders of the Series A Preferred Stock, voting together as a single class, are entitled to elect a number of directors (the “Series A Directors”) equal to (A) the total number of directors on the board multiplied by (B) a fraction, the numerator of which is the total number of votes that the holders of the shares of Series A Preferred Stock are entitled to cast with respect to such shares of Series A Preferred Stock, and the denominator of which is the total number of votes that may be cast by all of the holders of the Common Stock and the Series A Preferred Stock, voting together as a single class, and (C) rounded up to the next whole number. The Series A Preferred Stock will initially be entitled to elect three Series A Directors. Pursuant to the terms of the Purchase Agreement, the Purchasers are required to deliver irrevocable proxies to each of the Lead Purchasers to empower the Lead Purchasers to vote for the individuals to be designated by such Lead Purchasers as the Series A Directors.

Each 1/1,000 of a share of Series A Preferred Stock is convertible, at the holder’s option, into such number of shares of Common Stock equal to (i) $2.00 divided by the conversion price then in effect (which conversion price is initially equal to $2.00), plus (ii) an amount equal to all accrued but unpaid dividends on such fractional share divided by the closing price of Common Stock on the trading day immediately preceding the date of conversion, unless the Issuer has elected to pay the dividend amount in cash upon conversion. The conversion price of the Series A Preferred Stock is subject to “full ratchet” antidilution protection such that, in the event the Issuer issues shares of Common Stock or securities convertible into shares of Common Stock at an effective per share price less than the conversion price then in effect, the conversion price shall be reduced to the effective price per share for such additional shares of Common Stock.

The shares of Series A Preferred Stock will automatically convert into Common Stock upon:

•	the consent of the holders of a majority of the shares of the Series A Preferred Stock;

•	the conversion of the majority of shares of the Series A Preferred Stock; or

•

the second to occur of (A) FDA approval of the Issuer’s NP101 product candidate and (B) consummation of a financing, licensing, partnership or other corporate collaboration resulting in gross proceeds to the Issuer of at least $22 million.

CUSIP No. 67059M100

For so long as any shares of Series A Preferred Stock are outstanding, the vote or consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock is required to approve:

•	any change in the rights or preferences of the Series A Preferred Stock;

•	any increase in the authorized number of shares of Series A Preferred Stock;

•	the creation or issuance of any securities senior or pari passu to the Series A Preferred Stock;

•	any liquidation, sale or merger transaction;

•	any exclusive license of the Issuer’s NP101 product;

•	any increase in the amount of the Issuer’s indebtedness in excess of $9,000,000;

•	any prepayment of indebtedness;

•	any issuance of equity compensation to employees or consultants outside of the Issuer’s equity incentive plan; or

•	any dividend on the Common Stock.

The foregoing is a summary description of certain terms of the Certificate of Designations and, by its nature, is incomplete. A copy of the Certificate of Designations was filed with the SEC on September 26, 2012 as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference. All readers are encouraged to read the entire text of the Certificate of Designations.

Warrants

The Warrants will entitle the holder thereof to purchase one share of Common Stock at a price of $2.00 per share. The exercise price of the Warrants is subject to “full ratchet” antidilution protection such that, in the event the Issuer issues shares of Common Stock or securities convertible into shares of Common Stock at an effective per share price less than the exercise price then in effect, the exercise price shall be reduced to the effective price per share for such additional shares of Common Stock. The “full ratchet” antidilution feature of the Warrants will terminate concurrently with the automatic conversion of the Series A Preferred Stock. The Warrants will have 5 year terms and be exercisable commencing six months from the date of issuance, and may be exercised by paying the exercise price of $2.00 per share, or pursuant to a “cashless exercise.” The Warrants will not contain a “Black Scholes make-whole” provision in the event of a change of control or other fundamental transaction involving the Issuer.

The foregoing is a summary description of certain terms of the Warrants, and, by its nature, is incomplete. A copy of the Warrant was filed with the SEC on September 26, 2012 as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference. All readers are encouraged to read the entire text of the Warrant.

(b) and (c) Not applicable.

(d) Upon the closing of the Private Placement, the number of members of the Board of Directors will be fixed at eight, and one designee named by Quaker and two designees named by SDI will be appointed to the Board of Directors. For so long as the voting power of the Series A Preferred Stock is not less than 5%, the holders of Series A Preferred Stock will be entitled to elect such number of directors as is proportional to its voting power. Furthermore, the Purchasers are required to deliver irrevocable proxies to each of the Lead Purchasers to empower the Lead Purchasers to vote for the individuals to be designated by such Lead Purchasers as the Series A Directors. Initially, such representation would yield three Series A Directors based on an eight member board of directors. For such time as the holders of Series A Preferred Stock are entitled to designate three directors, SDI will be entitled to designate two Series A Directors; for such time as the holders of Series A Preferred Stock are entitled to two directors, SDI will be entitled to designate one Series A Director; and for such time as the holders of Series A Preferred Stock are entitled to only one director, SDI will be entitled to designate such Series A Director.

CUSIP No. 67059M100

(e) Other than as a result of the Private Placement described above and the rights set forth in the Certificate of Designations, not applicable.

(f) Not applicable.

(g) It is a condition to the closing of the Private Placement that the Certificate of Designations be filed with the Delaware Secretary of State. Pursuant to the Certificate of Designations, the vote or consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock is required to approve any liquidation, sale or merger transaction.

(h) and (i) Not applicable.

(j) Other than as described above, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals listed in Item 2 above, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) SDI is the record holder of, and has shared voting and dispositive powers with respect to, 2,632,366 shares of Common Stock and an additional 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants, constituting approximately 17.9% of such class of securities. SDI does not have sole voting or dispositive powers with respect to such shares of Common Stock and warrants.

Safeguard, as the sole stockholder of SDI, has shared voting and dispositive powers with respect to the 2,632,366 shares of Common Stock held of record by SDI and an additional 18,762 shares of Common Stock which may be acquired by SDI upon the exercise of warrants. Gary J. Kurtzman, who is a director of the Issuer and an employee of Safeguard, holds an aggregate of 49,698 stock options to acquire shares of Common Stock of the Issuer. Pursuant to the terms of his employment with Safeguard and a written agreement between Dr. Kurtzman and Safeguard, Safeguard is the beneficial owner of the options held by Dr. Kurtzman and may direct his actions regarding such options. Safeguard may be deemed to have sole voting or dispositive powers with respect to the shares underlying the stock options held by Dr. Kurtzman.

As further described in Item 4 above, upon the closing of the Private Placement, SDI will acquire beneficial ownership of (i) 2,500 shares of Series A Preferred Stock, which would be convertible into 2,500,000 shares of Common Stock and, prior to conversion to Common Stock, would entitle the holder to 1,152,500 votes and (ii) 2,500,000 Warrants, each of which would entitle the holder to purchase one share of Common Stock for an exercise price of $2.00 per share. SDI will not obtain beneficial ownership of such shares of Series A Preferred Stock and Warrants until the closing of the Private Placement. As sole stockholder of SDI, Safeguard will have beneficial ownership of the securities beneficially owned by SDI.

Upon closing of the Private Placement, SDI will be granted proxies to vote 11,500 shares of Series A Preferred Stock, which, prior to conversion to Common Stock, would entitle the holders thereof to 5,301,500 votes in favor of its designees to serve as directors on the Board of Directors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by any Reporting Person that it is the beneficial owner of any shares covered by such proxies and such beneficial ownership is expressly disclaimed. As sole stockholder of SDI, Safeguard will obtain the right to exercise such proxies.

Mr. Datin beneficially owns 20,620 shares of Common Stock. None of the other individuals listed on Schedules II and III referenced in Item 2 above beneficially owns any shares of Common Stock.

CUSIP No. 67059M100

(b) By virtue of the relationship of the Reporting Persons described in Item 2 and Item 5(a), the Reporting Persons have shared voting and dispositive power over 2,700,826 shares of Common Stock.

Mr. Datin has sole voting and dispositive power over 20,620 shares of Common Stock. None of the other individuals listed on Schedules II and III referenced in Item 2 above has sole or shared voting or dispositive power over any shares of Common Stock.

(c) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals listed on Schedules II and III referenced in Item 2 above, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above for a description of the obligations the Issuer will have to file registration statements and to register the securities owned by the Purchasers, after the closing of the Private Placement, pursuant to the Purchase Agreement, as well as the irrevocable proxies that will be granted to SDI to vote in favor of its designees to the Board of Directors.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

Description

1 Securities Purchase Agreement, dated as of September 25, 2012, by and among NuPathe Inc., Safeguard Delaware, Inc. and the other Purchasers named therein (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

2. Form of Certificate of Powers, Designations, Preferences, Rights and Qualifications, Limitations or Restrictions of Series A Preferred Stock of NuPathe Inc. (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

3. Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 26, 2012).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2012

SAFEGUARD SCIENTIFICS, INC.

By:	BRIAN J. SISKO
Name: Brian J. Sisko
Title: Senior Vice President & General Counsel

SAFEGUARD DELAWARE, INC.

By:	BRIAN J. SISKO
Name: Brian J. Sisko
Title: Vice President

SCHEDULE I

1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”). Safeguard has an address at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. Safeguard is a holding company that builds value in growth-stage life sciences and technology companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 1105 North Market Street, Suite 1300, Wilmington, DE 19801. Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

SCHEDULE II

EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC. (“Safeguard”)

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
James A. Datin	Executive Vice President and Managing Director, of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Peter J. Boni	Same as above	Same as above
Julie A. Dobson	Former COO, TeleCorp PCS; Former President, Bell Atlantic Mobile	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Keith B. Jarrett	Principal, Rockport Funding ,LLC	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Andrew E. Lietz	Former Managing Director, Rye Capital Management, LLC	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George MacKenzie	Retired Vice Chairman, Hercules, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George D. McClelland	Co-founder, Vice Chairman and Director of Business Development, F Squared Investments	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Jack L. Messman	Former Chairman, President and CEO, Novell, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
John J. Roberts	Retired Global Managing Partner, PricewaterhouseCoopers	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Robert J. Rosenthal	Former Chairman and Chief Executive Officer, IMI Intelligent Medical Implants AG	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087

*	All Executive Officers and Directors are U.S. Citizens.

SCHEDULE III

EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Stephen T. Zarrilli	Senior Vice President and Chief Financial Officer of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Steven J. Grenfell	Vice President, Operations of Safeguard	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Same as above	Same as above
Stephen T. Zarrilli	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.